UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ⌧  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Explanatory Note:

Financial results for three months ended March 31, 2022

The Company is filing this Report on Form 6-K to report its financial results for the three months ended March 31, 2022 and to discuss its recent corporate developments.

Pro forma financial results; return to compliance with Nasdaq Stockholder Equity Requirement

The following unaudited pro forma balance sheet has been prepared to illustrate the impact of the Company’s receipt of proceeds from various offerings of the Company’s ordinary shares that were completed in May 2022, which followed the close of the Company’s fiscal quarter ended March 31, 2022, and the Company’s resulting compliance with the minimum $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market as of the report date.

The unaudited pro forma balance sheet is based on the Company’s unaudited balance sheet as of March 31, 2022, as was filed with the Securities and Exchange Commission on May 31, 2022. The unaudited pro forma balance sheet has been prepared to reflect the receipt of proceeds from the sale of the Company’s ordinary shares as if the funds were received on March 31, 2022.

This unaudited pro forma balance sheet is for informational purposes only and should be read in conjunction with the more detailed unaudited pro forma condensed consolidated financial statements and related notes thereto included in the Company’s Form 6-K filed May 31, 2022.

Entry into Securities Purchase Agreement

On May 27, 2022, the Company entered into securities purchase agreements with five individual investors, pursuant to which the investors purchased an aggregate of 6,229,235 ordinary shares, 1,500,000 Series A warrants exercisable at $0.40 per share, 600,000 Series B warrants exercisable at $0.75 per share and 375,000 Series C warrants exercisable at $1.20 per share. The aggregate purchase price for the securities was $1,500,000, which amount has been received as of the date of this report. The forms of the securities purchase agreement, Series A warrant, Series B warrant and Series C Warrant are filed herewith as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively and are incorporated by reference.

On May 30, 2022, the Company entered into securities purchase agreements with four individual investors, pursuant to which the investors purchased an aggregate of 6,263,048 ordinary shares, 1,500,000 Series A warrants exercisable at $0.40 per share, 600,000 Series B warrants exercisable at $0.75 per share and 375,000 Series C warrants exercisable at $1.20 per share. The aggregate purchase price for the securities was $1,500,000, which amount has been received as of the date of this report.

The ADSs are being sold in transactions exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) thereunder.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement
10.2	Form of Series A Warrant
10.3	Form of Series B Warrant
10.4	Form of Series C Warrant
99.1	Press release dated May 31, 2022 announcing financial results for the three months ended March 31, 2022.
99.2	Pro forma balance sheet

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: May 31, 2022	By:	/s/ Dr. Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Co-Chairman of the Board of Directors and co-Chief Executive Officer